SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 15 July 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. AGM Statement announcement made on 15 July 2009

July 15, 2009

CHAIRMAN SAYS BT WILL EMERGE FROM RECESSION STRONGER

BT expects to deliver well over £1billion of cost
*
reductions in the current financial year, whilst improving customer service, investing in a fibre future and aiming to
improve free cash flow*
*
 by over a third. This message was delivered by BT's Chairman Sir Michael Rake, addressing shareholders at the company's annual general meeting at the Barbican Centre in
London
 today.

Sir Michael acknowledged that the company's 200
8/0
9 financial year had been a difficult one. Whilst three of the company's four market facing divisions (BT Retail, BT Wholesale and Openreach) had delivered well, the performance of BT Global Services had been unacceptable and led to the company making a number of substantial charges
. Sir Michael said that improving the performance of BT Global Services was a key priority.

Turning to regulation, Sir Michael committed BT to fighting for fairer markets. He said that BT must be able to invest and compete in any other country in the same unrestricted manner in which non-UK companies can invest and compete here. In the
UK
 he reminded shareholders that BT has invested billions of pounds in its network, which it makes available to all communication
s
 providers on a fair and equal basis. He said it was vital that others also share their assets on a fair and equal basis. In particular, he welcomed Ofcom's proposals to address distortions in the Pay TV market but called on the regulator to act swiftly to enforce fair access to premium TV content.

Speaking about the full year dividend of 6.5p Sir Michael said:

"The Board is committed to delivering attractive returns for shareholders. We believe that operational improvements in the business will generate sufficient cash flow to allow the dividend to grow at the same time as we invest in the business, reduce debt and support the pension scheme".

Sir Michael said that by building a better business through focus on customer service, cost transformation and investing in next generation networks, the company w ill
 emerge stronger from the recession.

* capital expenditure and operating costs
** before pension deficit payments

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the
UK
 dial + 44 20 7356 5369. All news releases can be accessed at our web site:
http://www.bt.com/newscentre

About BT
BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2009, BT Group's revenue was £21,390 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in
London
 and
New York
.

For more information, visit
www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 15 July 2009